Exhibit 1

ELBIT VISION SYSTEMS LTD.

ELBIT VISION SYSTEMS ANNOUNCES

CLOSING OF SALE OF SCANMASTER SYSTEMS AND
RESTRUCTURING OF $7M IN BANK DEBT

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Qadima, Israel, June 7, 2010 - Elbit Vision Systems Ltd. (Nasdaq: EVSNF.OB) announced today that the previously reported transaction for the sale of the Company's principle subsidiary ScanMaster Systems (IRT) Ltd., and the restructuring of the Company's bank debt, has been consummated. The terms of the transaction were described in the Company's press release published on June 1, 2010.

The Company will be vacating its current premises in Kadima by no later than June 30, 2010, which provided EVS and its subsidiary with approximately 3,000M2 of office space and moving to new premises in Caesaria, Israel, which will provide the Company with approximately 800 M2 of office space.

Sam Cohen, the Company's CEO and Chairman of the Board, said: "We are delighted to have completed this long and complex transaction. We have restructured our debt with our banks and significantly reduced our overheads in a manner that enables EVS to focus solely on running and growing its business, for the first time in a  long period. We look forward to starting afresh with our existing customers and expanding our business with new ones."

About Elbit Vision Systems Ltd. (EVS)

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and quality monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 600 customers, many of which are leading global companies. The headquarters, manufacturing and R&D of EVS are all located in Israel. A worldwide Sales and Service network supports markets as well as systems already installed, in Asia, Europe, Africa, Australia and the Americas.

This press release and other releases are available on www.evs-sm.com

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.

By:	/s/ Yaron Menashe
Yaron Menashe
Director

Dated: June 7, 2010